1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited (Registrant)

Date April 29, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

OVERSEA REGULATORY ANNOUNCEMENT

First Quarterly Report for the Year 2008

IMPORTANT NOTICE

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal”, “the Company” or “Company”) warrant that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibilities for the truthfulness, accuracy and completeness of the content contained herein.

The First Quarterly Report for the year 2008 of the Company (the “Report”) was considered and approved by the 17th meeting of the third session of the Board and all of the thirteen directors of the Board attended the meeting.

The Company’s chairman, Mr. Wang Xin, chief financial officer, Mr. Wu Yuxiang, and the chief of the planning and finance department, Mr. Zhao Qingchun, warrant that the financial statements of the Report are true and complete.

The financial statements in the Report have not been audited.

Summary of the unaudited results for the first quarter ended 31st March 2008 are as followed:

•	The Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies of the China Securities Regulatory Commission.

•

All financial information contained in the Report is prepared in accordance with the PRC Accounting Standards. The Group has also provided the average coal prices of the first quarter of 2008 calculated on the basis as adopted in its previous periodical reports announced overseas. Please refer to the section headed “Details and explanation on material changes in major items of the financial statements and in the financial indicators of the Group and the relevant reasons”. Shareholders of the Company (the “Shareholders”) and public investors should be aware of the different calculation basis used in the Report, interim and annual reports of the Company when trading in shares of the Company.

•	Unless otherwise specified, the currency in the Report is denominated in Renminbi (“RMB”).

•

During the reporting period, the operating income of the Group was RMB5,552.258 million, representing an increase of RMB1,774.371 million, or 47.0%, as compared with the corresponding period last year. Net profit attributable to the Shareholders was RMB1,490.528 million, representing an increase of RMB789.861 million, or 112.7%, as compared with the corresponding period last year.

•	The information in the Report is the same as that published on the Shanghai Stock Exchange. The Report is published simultaneously in the PRC and overseas.

1. General Information of the Company and its Subsidiaries (the “Group”)

1.1 Major accounting data and financial indicators

	As at the end of this reporting period	As at the end of last year	Increase/decrease as at the end of this reporting period as compared with the end of last year (%)
Total assets (RMB)	27,188,200,256	25,325,499,439	7.36
Shareholders’ equity (excluding minority interest) (RMB)	21,017,523,218	19,615,689,876	7.15
Net assets per share attributable to the shareholders of the Company (RMB)	4.27	3.99	7.15

	From the beginning of the year to the end of this reporting period	Increase/decrease for the reporting period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	1,426,478,966	29.99
Net cash flows per share from operating activities (RMB)	0.29	29.99

	The Reporting Period	From the beginning of the year to the end of this reporting period	Increase/decrease for the reporting period as compared with the same period last year (%)
Net profit attributable to the shareholders of the Company (RMB)	1,490,527,536	1,490,527,536	112.73
Basic earnings per share (RMB)	0.303	0.303	112.73
Basic earnings per share less extraordinary gain and loss (RMB)	0.302	0.302	112.89
Return on diluted net assets (%)	7.09	7.09	increased by 3.31 percent
Return on diluted net assets less extraordinary gain and loss (%)	7.07	7.07	increased by 3.30 percent

Extraordinary gain and loss	Amount from the beginning of the year to the end of this reporting period (RMB)
Net profit (RMB)	1,490,527,536
Minus: non-operating income	6,001,209
Plus: non-operating expense	1,234,723
Income tax attributable to extraordinary gain and loss	1,191,622
Net profit less extraordinary gain and loss	1,486,952,672

1.2 Total number of Shareholders at the end of this reporting period and the top 10 shareholders holding listed shares not subject to trading moratorium of the Company

Total number of Shareholders at the end of this reporting period 165,873

Top 10 Shareholders holding tradable shares not subject to trading moratorium of the Company

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of this reporting period (shares)	Classes of shares held (A share, B share, H share or others)
HKSCC Nominees Limited	1,956,586,346	H Shares

Fortune SGAM Industry Selected Shares Securities Investment Fund	13,694,484	A Shares

Zhongyouhexin Selected Shares Securities Investment Fund	5,438,248	A Shares

Yifangda Value Growing Combined Securities Investment Fund	5,250,000	A Shares

Jiashi CSI 300 Index Securities Investment Fund	3,780,100	A Shares

Yinhuafuyu Subject Shares Securities Investment Fund	3,030,139	A Shares

Chengxinxiji Mixed Securities Investment Fund	2,999,958	A Shares

FORTIS BANK SA/NV	2,999,926	A Shares

Jinxing Ingredient Selected Securities Investment Fund	2,454,600	A Shares

Zhongyouhexin Growing Shares Securities Investment Fund	2,375,686	A Shares

2. Significant Matters

2.1 “Details and explanation on material changes in the major items of the financial statements and the financial indicators of the Group and the relevant reasons”

(1) Production and operation of the Group during the reporting period

	As at 31st March		Increase/decrease (%)
Items	2008	2007
Raw coal production (million tonnes)	8.98	9.07	-0.99
The Company	8.13	8.19	-0.73
Shanxi NenghuaNote1	0.30	0.26	15.38
Yancoal AustraliaNote2	0.55	0.62	-11.29
Salable coal production (million tonnes)	8.87	8.78	1.03
The Company	8.07	8.02	0.62
Shanxi Nenghua	0.30	0.26	15.38
Yancoal Australia	0.50	0.50	0.00
Coal Sales(million tonnes)	8.63	8.36	3.23
The Company	7.84	7.68	2.08
Export	0.10	1.04	-90.38
Domestic	7.74	6.64	16.57
Shanxi Nenghua	0.25	0.26	-3.85
Yancoal Australia	0.54	0.42	28.57
Transportation volume of Railway AssetsNote [3] (million tonnes)	4.47	4.34	3.00
Operating income(RMB’000)	5,552,258	3,777,887	46.97
Coal business	5,043,174	3,448,749	46.23
Railway Assets	59,601	44,262	34.66
Others	449,483	284,876	57.78
Operating cost(RMB’000)	2,376,364	1,807,969	31.44
Coal business	1,867,638	1,529,352	22.12
Railway Assets	57,649	30,931	86.38
Others	451,077	247,686	82.12
Net profit attributable to shareholders of the Company (RMB’000)	1,490,528	700,667	112.73

Note:	1	Shanxi Nenghua means Yanzhou Coal Shanxi Neng Hua Company Limited.
	2	Yancoal Australia means Yancoal Australia Pty Limited.
	3	Railway Assets means the railway asset specifically used for transportation of coal for the Company.

(2) Analysis of the average coal price of the Group during the reporting period

The following table sets out the average coal sales price calculated on the same basis as adopted in its previous periodical reports announced in the PRC during the reporting period.

Unit: RMB /tonne

Items	First Quarter of 2008	First Quarter of 2007	For the year ended 31st December 2007
The Company	599.43	410.89	437.06
Domestic	600.87	405.49	435.02
Export	487.15	445.58	473.31
Shanxi Nenghua	211.99	176.81	208.68
Yancoal Australia	542.62	586.45	522.78

During this reporting period, the average coal sales price of the Company was RMB599.43/tonne, representing an increase of RMB188.54/tonne, or 45.9%, as compared to the same period last year, of which the average domestic coal price was RMB600.87/tonne, representing an increase of RMB195.38/tonne, or 48.2%, as compared to the same period last year. The average export coal price was RMB487.15/tonne, representing an increase of RMB41.57/tonne, or 9.3%, as compared to the same period last year.

The average coal price of Shanxi Nenghua was RMB211.99/tonne during this reporting period, representing an increase of RMB35.18/tonne, or 19.9%, as compared to the same period last year.

The average coal price of Yancoal Australia was RMB542.62/tonne during this reporting period, representing a decrease of RMB43.83/tonne, or 7.5%, as compared to the same period last year.

The following table sets out the Group’s average coal sales prices calculated on the same basis as adopted in its previous periodical reports announced overseas during the reporting period:

Unit: RMB /tonne

	First Quarter of 2008	First Quarter of 2007	For the year ended 31st December 2007
The Company	580.25	382.70	414.02
Domestic	582.26	389.35	417.24
Export	423.11	340.03	356.98
Shanxi Nenghua	208.09	172.54	204.13
Yancoal Australia	465.01	586.45	465.10

Note: The average coal sales price represents the invoice price of coal sales less the sale taxes, transportation costs, port charges and miscellaneous fees for coal sales.

During the reporting period, the average coal sales price of the Company was RMB580.25/tonne, representing an increase of RMB197.55/tonne, or 51.6%, as compared to the same period last year, of which the average domestic coal price was RMB582.26/tonne, representing an increase of RMB192.91/tonne, or 49.5%, as compared to the same period last year. The average export coal price was RMB423.11/tonne, representing an increase of RMB83.08/tonne, or 24.4%, as compared to the same period last year.

The average coal price of Shanxi Nenghua was RMB208.09/tonne during this reporting period, representing an increase of RMB35.55/tonne, or 20.6%, as compared to the same period last year.

The average coal price of Yancoal Australia was RMB465.01/tonne during this reporting period, representing a decrease of RMB121.44/tonne, or 20.7%, as compared to the same period last year.

3. Brief analysis of the items under the major financial statements and the financial indicators of the Company during the reporting period.

(1) Details and explanation on material changes in the items of the Company’s balance sheet during this reporting period

Items	As at 31st March, 2008 (RMB’000)	As at 31st December, 2007 (RMB’000)	Increase/decrease during the reporting period (%)
Bank balances and cash	7,294,596	5,779,552	26.21
Account receivable	308,584	120,548	155.98
Prepayments	109,748	59,833	83.42
Other receivables	466,603	315,801	47.75
Inventories	495,580	440,134	12.60
Available-for-sale financial assets	284,052	409,086	-30.56
Materials held for construction of fixed assets	281,631	229,461	22.74
Taxes payable	379,982	228,657	66.18
Long-term payable due within one year	1,089,496	487,448	123.51
Deferred tax liabilities	55,468	86,726	-36.04
Foreign currencies translation reserve	-8,860	-13,942	—

Account receivables were RMB308.584 million as at March 31st, 2008, representing an increase of RMB188.036 million, or 156.0%, as compared with that at the beginning of the reporting year. Such increase was mainly due to the increase in rolling settlement balance of strategic customers.

Prepayments made amount to RMB109.748 million as at March 31st, 2008, representing an increase of RMB49.915 million, or 83.4%, as compared with that at the beginning of the reporting year. Such increase was mainly due to the increase in prepayment for equipment purchase.

Other receivables were RMB466.603 million as at March 31st, 2008, representing an increase of RMB150.802 million, or 47.8%, as compared with that at the beginning of the reporting year. Such increase was mainly due to the increase in account receivable of connected companies.

Available-for-sale financial assets were RMB284.052 million as at March 31st, 2008, representing a decrease of RMB125.034 million, or 30.6%, as compared with that at the beginning of the reporting year. Such decrease was mainly due to the devaluation of the shares in Shenergy Co., Ltd. and Lianyungang Co., Ltd., respectively held by the Company, as a result of the stock market fluctuation.

Taxes payable were RMB379.982 million as at March 31st, 2008, representing an increase of RMB151.325 million, or 66.2%, as compared with that at the beginning of the reporting year. Such increase was mainly due to the increase in profit which caused the increase in the balance of taxes payable.

Long-term payable due within one year were RMB1,089.496 million as at March 31st, 2008, representing an increase of RMB 602.048 million, or 123.5%, as compared with that at the beginning of the reporting year. Such increase was mainly due to the bank loan of RMB481.8 million of Yancoal Australia.

Deferred tax liabilities were RMB55.468 million as at March 31st, 2008, representing a decrease of RMB31.258 million, or 36.0%, as compared with that at the beginning of the reporting year. Such decrease was mainly due to the devaluation of available-for-sale financial assets.

(2) Details and explanation on material changes in items of the income statement of the Group during the reporting period

Items	First Quarter of 2008 (RMB’000)	First Quarter of 2007 (RMB’000)	Increase /decrease (%)
Operating income	5,552,258	3,777,887	46.97
Operating cost	2,376,364	1,807,969	31.44
Operating taxes and surcharges	96,176	66,660	44.28
Selling expense	125,090	204,851	-38.94
General and administrative expense	889,266	612,005	45.30
Financial expense	55,359	24,987	121.55
Investment income	-18,524	0	—
Non-operating income	6,001	4,746	26.45
Non-operating expense	1,235	1,452	-14.95
Income taxes	507,343	364,089	39.35
Net profit	1,488,903	700,619	112.51
Including: Net profit attributable to shareholders of the Company	1,490,528	700,667	112.73

Operating income was RMB 5,552.258 million during the reporting period, representing an increase of RMB 1,774.371 million, or 47.0%, as compared with the same period of last year. The increase was mainly due to the increase in average sales price of coal, which resulted in an increase of coal sales income of RMB1,483.95 million, as compared with the same period of last year.

Operating cost was RMB2,376.364 million during the reporting period, representing an increase of RMB568.395 million, or 31.4%, as compared with the same period of last year. Cost of coal sales was RMB1,867.638 million during the reporting period, presenting an increase of RMB338.286 million, or 22.1%, as compared with the same period of last year. Among which: (1) the cost of coal sales of the Company was RMB1,653.455 million during the reporting period, representing an increase of RMB 309.150 million, or 23.0%, as compared with the same period of last year. The cost of coal sales per tonne of the Company was RMB210.98 during the reporting period, representing an increase of RMB35.94/tonne, or 20.5%, as compared with the same period of last year. Such increase was mainly due to: (i) the Company has charged retirement insurance and wage surcharge of production workers (which was previously charged to general and administrative expenses) to sales cost, which has increased the cost of coal sales per tonne by

RMB15.98; (ii) since 1st August ,2007, in accordance with the requirements of the People’s Government of Jining City, Shandong Province, the Company has made provision of RMB8 per tonne of raw coal production for coal price adjustment fund, which has increased the cost of coal sales per tonne by RMB8.01; (iii) the increase in wage surcharge of production workers resulting in an increase in the cost of coal sales per tonne by RMB4.24; (iv) during the reporting period, the Company paid a land subsidence fee of RMB188.429 million, resulting in an increase in the cost of coal sales per tonne by RMB11.95; (v) the Company has charged repair expenses (which was previously charged to sales cost) to general and administrative expenses, which caused the decrease of RMB9.52 of the cost of coal sales per tonne. (2) Cost of coal sales of Shanxi Nenghua was RMB41.677 million. The cost of coal sales per tonne of Shanxi Nenghua was RMB164.60 during the reporting period, representing an increase of RMB1.62/tonne, or 1.0%, as compared with the same period of last year. (3) Cost of coal sales of Yancoal Australia were RMB172.506 million. The cost of coal sales per tonne of Yancoal Australia were RMB320.83 during the reporting period, representing a decrease of RMB18.04/tonne, or 5.3%, as compared with the same period of last year.

Operating taxes and surcharges were RMB96.176 million during the reporting period, representing an increase of RMB29.516 million, or 44.3%, as compared with the same period of last year.

Selling expenses were RMB125.090 million during the reporting period, representing a decrease of RMB 79.761 million, or 38.9%, as compared with the same period of last year. Such decrease was mainly due to the decrease in coal transport fees and export agent fees as a result of the decrease in the sales of coal export.

General and administrative expenses were RMB889.266 million during the reporting period, representing an increase of RMB277.261 million, or 45.3%, as compared with the same period of last year. Such increase was mainly due to: (1) the Company charged repair expenses (which were previously charged to sales cost) to general and administrative expenses, resulted in the increase of RMB74.112 million in general and administrative expense; and (2) in accordance with the performance and efficiency based remuneration policy, the Company paid additional wages amounting to RMB300 million during the reporting period.

Financial expenses were RMB55.359 million during the reporting period, representing an increase of RMB30.372 million, or 121.6%, as compared with the same period of last year. Such increase was mainly due to the increase of interest expenses attributable to the new bank loan of Yancoal Australia.

Investment income was RMB -18.524 million, which was mainly due to the loss of Huadian Zouxian Electric Co., Ltd.

(3) Details of changes in cash flows of the Group during the reporting period.

Items	First Quarter of 2008 (RMB’000)	First Quarter of 2007 (RMB’000)	Increase/decrease (%)
Net cash flow from operating activities	1,426,479	1,097,376	29.99
Net cash flow from investing activities	-393,231	-269,500	45.91
Net cash flow from financing activities	481,796	0	—
Net increase in cash and cash equivalent	1,515,044	827,876	83.00
Balance of cash and cash equivalent at the end of the reporting period	7,294,596	6,738,351	8.25

Net cash flow from operating activities was RMB1426.479 million during the reporting period, presenting an increase of RMB329.103 million, or 30.0%, as compared with the same period of last year. Such increase was mainly due to the cash increase received for coal sales.

Net cash flow from investing activities were RMB393.231 million during the reporting period, presenting an increase of RMB123.731 million, or 45.9%, as compared with the same period of last year. Such increase was mainly due to the increase in payment for equipment purchase.

Net cash flow from financing activities were RMB481.796 million, and this was mainly due to the bank loan of Yancoal Australia. There was no net cash flow from financing activities during the same period of last year.

Net increase in cash and cash equivalent were RMB1,515.044 million during the reporting period, presenting an increase of RMB 687.168 million, or 83.0% , as compared with the same period of last year. Such increase was mainly due to the increase in net cash flow from operating activities.

2.2 Major events and their impact and analysis on the solutions

Nominated candidates of the fourth session of the Board

The “Resolution on the Re-election of the Board of Yanzhou Coal Mining Company Limited” was considered and approved in the 16th meeting of the third session of the Board which was held on 18th April, 2008. The Board has approved to the submission of the “Resolution on the Election of the Non-independent Directors to the Fourth Session of the Board” and the “Resolution on the Election of Independent Directors to the Fourth Session of the Board” for consideration and approval at the 2007 annual general meeting.

The Board has nominated Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai, Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian, Mr. Wang Junyan as the candidates of the fourth session of the Board, among which Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian, Mr. Wang Junyan were nominated as the candidates of independent non-executive Directors.

The labor union of the Company has nominated Mr. Dong Yunqing as the candidate of staff director of the fourth session of the Board.

Nominated candidates of the forth session of the Supervisory Committee

The “Resolution on the Re-election of the Supervisory Committee of Yanzhou Coal Mining Company Limited” was considered and approved in the 10th meeting of the third session of the Supervisory Committee which was held on 18th April, 2008. The Supervisory Committee has approved the submission of the same for consideration and approval in the 2007 annual general meeting.

The third session of the Supervisory Committee nominated Mr. Song Guo, Mr. Zhou Shoucheng, Mr. Zhang Shengdong, Ms. Zhen Ailan as candidates of the fourth session of Supervisory Committee.

The labor union of the Company nominated Mr. Wei Huanmin and Mr. Xu Bentai as the candidate of staff supervisor of the fourth session of the Supervisory Committee.

Re-appointment of Auditors

In order to improve the corporate governance of the Company, the Board has recommended not to renew the appointment of Deloitte Touche Tohmatsu and Deloitte Touche Tohmatsu Certified Public Accountants Ltd as the auditor of the Company and recommended the appointment of Grant Thornton and Shine Wing Certified Public Accountants Ltd as the Company’s international and PRC auditors for the year 2008 respectively. Such proposal needs to be submitted for consideration and approval in the 2007 annual general meeting.

Amendments to the Articles of Association

As approved by the first extraordinary general meeting for the year 2008 held on 30th January, 2008, the Company amended the terms of the articles of association relating to certain powers of its independent directors. For details of such amendments, please refer to the announcement published on China Securities and Shanghai Securities and the website of Shanghai Stock Exchange on 31st January, 2008.

Material Litigation and Arbitration

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”). On 6th September, 2005, the Higher People’s Court of Shandong Province arranged and auctioned 289 million shares out of the 360 million shares held by Lianda Group Limited, the guarantor of the Entrusted Loan, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws. The proceeds of such auction were for the repayment of the Company’s principal, interest, penalty interest and relevant expenses of the Entrusted Loan. The auction price was RMB3.5 per Huaxia Share and the total auction amount was RMB1,011.5 million. As at the date of this report, the successful bidder of the Huaxia Shares is still undergoing the qualification review by China Banking Regulatory Commission.

While the successful bidder of the Huaxia Shares is undergoing the qualification review by CBRC, the Company noted that Shandong RunHua Group Company Limited (“RunHua Group”), a private enterprise, started legal proceedings claiming for the transfer of and entitlement to 240 million Huaxia Shares held by Lianda Group Limited.

As the two cases involve the same subject matter and as the Company has attached the Huaxia Shares in priority, the Supreme People’s Court is in the course of mediating the two cases. According to the mediation proposal of the Supreme People’s Court, RunHua Group shall voluntarily guarantee the realization of the debt of Yanzhou Coal and 200 million out of the 289 million Huaxia Shares attached to the Company shall be transferred to RunHua Group for RunHua Group to finance the settlement of debt whereas the 200 million Huaxia Shares and 89 million Huaxia Shares held by RunHua Group and Lianda Group, respectively, should continue to be attached to and frozen by the Company.

On 20th November, 2007, the Company received a notification from the Higher People’s Court of Shandong Province that the transfer of the 200 million Huaxia Shares has been implemented and the procedures relating to continuation of the attachment by the Company have also been completed.

The Company considers that the above arrangement is beneficial to the recovery of the principal and interest of the Entrusted Loan. The Company will promptly disclose any significant progress concerning the Entrusted Loan.

The Company was not involved in any other significant litigation or arbitration during the reporting period.

2.3 Special undertakings made by the Company, the Shareholders and the actual controlling person and the performance of the undertakings

(1) The special undertakings made by Yankuang Group Co., Ltd. (“Yankuang Group”) and the performance of the undertakings are as follows:

Name of Shareholder	Special undertakings	Performance of undertakings
Yankuang Group

(1) The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purpose within forty-eight months from the date of execution of the relevant share reform plan;

The formerly non-tradable shares in the Company held by Yankuang Group have not been traded.
(2) In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power which are in line with the Company’s development strategies to the Company in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing the connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of, the coal liquefaction project, which is being developed by Yankuang Group.

In 2006, Yankuang Group completed the transfer of the coal project and new electricity project to the Company, which are in line with the Company’s development strategies.

Yankuang Group is in the process of implementing its other undertakings and there has not been material progress in this respect.

(2) Acquisition of Mining Right of Zhaolou Coalmine of Yanmei Heze Neng Hua Company Limited (the “Heze Neng Hua”)

The Company acquired 95.67% equity interest in Heze Neng Hua from Yankuang Group in December 2005. According to the relevant acquisition agreements, Heze Neng Hua has the right to acquire mining rights of Zhoulou Coalmine at any time within 12 months from Yankuang Group’s acquisition of the mining rights of Zhaolou Coalmine.

On 28th June, 2006, Yankuang Group obtained the mining right certificate of Zhaolou Coalmine from the Ministry of Land and Resources. At the first extraordinary general meeting of the Company for the year 2008 held on 30th January, 2008, the purchase of the mining rights of Zhaolou Coalmine by Heze Neng Hua from Yankuang Group at a consideration of RMB747.3 million was approved. The acquisition is still pending the final approval by the relevant regulatory authorities in charge of national land and resources.

2.4 Warning and explanation for possible loss or material changes in the net profit for the period from the beginning of this year to the end of the next reporting period as compared with the same period last year.

We predict that the net profit attributable to Shareholders in the first half of 2008 is to increased more than 100% as compared with the same period of last year, this increase was mainly caused by the increase in coal price and income tax rate adjustment. Net profit attributable to shareholders of the Company disclosed by the Group in the interim report for the first half of 2007 was RMB1,108.9 million.

2.5 details of securities investment

No.	Stock code	Stock abbreviation	Number of shares held at the end of this reporting period (share)	Investment cost at the beginning (RMB)	Book value at the end of the reporting period (RMB)	Book value at the beginning of the reporting period (RMB)	Accounting items
1	600642	Shenergy	22,323,900	60,420,274	272,574,819	393,123,879	available-for-sale financial assets
2	601008	Lianyungang	1,150,000	1,760,419	11,477,000	15,962,000	available-for-sale financial assets
total			—	62,180,693	284,051,819	409,085,879	—

3. Directors

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

The full version of the Company’s balance sheet, income statement and cash flow statement for the first quarter of 2008 are published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and Shanghai Stock Exchange at http://www.sse.com.cn.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Shandong Province, PRC,

Yanzhou Coal Mining Company Limited

28th April, 2008

Appendices:

Yanzhou Coal Mining Co., Ltd.

BALANCE SHEET

AS AT MARCH 31, 2008

Unit: RMB

	The Group		The Company
	At March 31,2008 RMB (Unaudited)	At December 31, 2007 RMB (Unaudited)	At March 31, 2008 RMB (Unaudited)	At December 31, 2007 RMB (Unaudited)
ASSETS
CURRENT ASSETS:
Bank balances and cash	7,294,596,389	5,779,552,295	7,102,369,561	5,635,285,807
Notes receivable	2,906,705,590	2,732,422,448	2,904,238,430	2,730,805,288
Accounts receivable	308,584,360	120,548,231	183,329,888	90,610,323
Prepayments	109,747,735	59,832,653	92,341,438	57,089,331
Interest receivable	—	—	—	76,482,715
Dividends receivable	—	—	—	—
Other receivables	466,602,866	315,801,434	748,557,129	956,461,123
Inventories	495,580,438	440,133,628	409,678,493	325,619,749
Entrust loan due within one year	640,000,000	640,000,000	1,240,124,500	837,224,200
Other current assets	11,468,731	10,933,507	11,468,731	10,933,507

TOTAL CURRENT ASSETS	12,233,286,109	10,099,224,196	12,692,108,170	10,720,512,043

NON CURRENT ASSETS:	—	—	—	—
Available-for-sale financial assets	284,051,819	409,085,879	284,051,819	409,085,879
Entrust loan	—	—	1,940,009,150	2,170,189,800
Long-term equity investments	879,477,605	898,001,770	4,076,770,617	4,023,118,868
Fixed assets and accumulated depreciation	7,964,165,656	8,242,576,351	6,629,459,677	6,849,270,087
Fixed assets under construction	4,415,889,589	4,289,220,537	110,948,248	70,713,274
Materials held for construction of fixed assets	281,630,875	229,460,787	1,541,815	1,656,966
Intangible assets	765,164,265	788,504,784	642,784,560	647,787,472
Goodwill	10,045,361	10,045,361	—	—
Long-term deferred assets	23,272,766	21,728,081	—	—
Deferred tax assets	31,174,701	31,174,701	—	—
Other non-current assets	300,041,510	306,476,992	117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS	14,954,914,147	15,226,275,243	13,803,491,786	14,289,748,246

TOTAL ASSETS	27,188,200,256	25,325,499,439	26,495,599,956	25,010,260,289

The financial statements were signed by the following:

WANG Xin	Wu Yuxiang	Zhao Qingchun
Head of the Company	Chief Financial Officer	Head of Accounting Department

Yanzhou Coal Mining Co., Ltd.

BALANCE SHEET (Continued)

AS AT MARCH 31, 2008

Unit: RMB

	The Group		The Company
	At March 31, 2008 RMB (Unaudited)	At December 31, 2007 RMB (Unaudited)	At March 31, 2008 RMB (Unaudited)	At December 31, 2007 RMB (Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable	173,285,054	154,519,715	173,285,054	154,519,715
Accounts payable	465,123,491	559,346,058	343,375,103	484,693,966
Advances from customers	1,043,131,488	983,294,466	1,018,833,464	963,437,277
Salaries and wages payable	290,108,036	337,275,927	273,538,830	299,831,899
Taxes payable	379,982,333	228,657,191	376,528,235	225,673,305
Other payables	1,671,668,795	1,909,171,032	1,375,787,044	1,480,813,707
Long-term payable due within one year	1,089,495,874	487,447,969	509,708,425	395,837,955
Other current liabilities	19,634,780	19,634,780	19,634,780	19,634,780

TOTAL CURRENT LIABILITIES	5,132,429,851	4,679,347,138	4,090,690,935	4,024,442,604

NON CURRENT LIABILITIES
Bank borrowings	258,000,000	258,000,000	—	—
Long-term payable	676,861,101	636,193,076	676,861,101	636,193,076
Deferred tax liabilities	55,467,782	86,726,297	55,467,781	86,726,297

TOTAL NON CURRENT LIABILITIES	990,328,883	980,919,373	732,328,882	722,919,373

TOTAL LIABILITIES	6,122,758,734	5,660,266,511	4,823,019,817	4,747,361,977

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000	4,918,400,000	4,918,400,000
Capital reserves	4,849,593,537	4,943,369,082	4,849,025,972	4,942,801,517
Surplus reserves	2,037,940,337	2,037,940,337	2,037,940,337	2,037,940,337
Unappropriated profits	9,220,449,627	7,729,922,091	9,867,213,830	8,363,756,458
Translation reserve	-8,860,283	-13,941,634	—	—
Equity attributable to shareholders of the Company	21,017,523,218	19,615,689,876	21,672,580,139	20,262,898,312
Minority interest	47,918,304	49,543,052	—	—

TOTAL SHAREHOLDERS’ EQUITY	21,065,441,522	19,665,232,928	21,672,580,139	20,262,898,312

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,188,200,256	25,325,499,439	26,495,599,956	25,010,260,289

Yanzhou Coal Mining Co., Ltd.

INCOME STATEMENT

FOR THE PERIOD ENDED MARCH 31, 2008

Unit: RMB

	The Group		The Company
Items	1 QUARTER ENDED MARCH 31, 2008 (Unaudited)	1 QUARTER ENDED MARCH 31, 2007 (Unaudited)	1 QUARTER ENDED MARCH 31, 2008 (Unaudited)	1 QUARTER ENDED MARCH 31, 2007 (Unaudited)
1. Operating income	5,552,257,727	3,777,886,890	5,196,489,828	3,510,313,845
Less: Operating cost	2,376,363,930	1,807,969,160	2,153,506,705	1,653,716,103
Operating taxes and surcharges	96,175,565	66,660,227	94,913,046	65,760,328
Selling expense	125,090,140	204,850,917	71,125,668	162,865,362
General and administrative expense	889,265,719	612,005,217	831,635,443	544,448,571
Financial expense	55,359,294	24,987,428	59,816,936	27,745,632
Impairment loss of assets	—	—	—	—
Add: Investment income	-18,524,165		20,441,555	5,344,052

2. Operating profit	1,991,478,914	1,061,413,941	2,005,933,585	1,061,121,901
Add: Non-operating income	6,001,209	4,745,728	5,985,689	4,624,105
Less: Non-operating expense	1,234,723	1,451,693	1,134,723	1,451,693

3. Total profit	1,996,245,400	1,064,707,976	2,010,784,551	1,064,294,313
Less: Income tax	507,342,612	364,088,923	507,327,179	363,627,120

4. Net profit	1,488,902,788	700,619,053	1,503,457,372	700,667,193
Including: Attribute to shareholders of the Company	1,490,527,536	700,667,193	—	—
Minority interest	-1,624,748	-48,140	—	—

5. Earnings per share
(1) Basic	0.30	0.14	0.31	0.14
(2) Diluted	0.30	0.14	0.31	0.14

Yanzhou Coal Mining Co., Ltd.

CASH FLOW STATEMENT

FOR THE PERIOD ENDED MARCH 31, 2008

Unit: RMB

	The Group		The Company
Items	1 QUARTER ENDED MARCH 31,2008 (Unaudited)	1 QUARTER ENDED MARCH 31,2007 (Unaudited)	1 QUARTER ENDED MARCH 31,2008 (Unaudited)	1 QUARTER ENDED MARCH 31,2007 (Unaudited)
1. CASH FLOW FROM OPERATING ACTIVITIES
Cash received from sales of goods or rendering of services	5,670,737,903	4,750,469,050	5,198,114,261	4,337,190,371
Taxes refunded	—	—	—	—
Other cash received relating to operating activities	84,644,718	52,306,838	45,685,235	37,948,365
Sub-total of cash inflows	5,755,382,621	4,802,775,888	5,243,799,496	4,375,138,736
Cash paid for goods and services	1,856,853,506	1,766,654,940	1,794,324,575	1,706,639,912
Cash paid to and on behalf of employees	708,340,139	537,717,319	589,432,673	480,396,159
Taxes and surcharges paid	1,274,833,381	958,477,507	1,262,704,647	953,002,474
Other cash paid relating to operating activities	488,876,629	442,550,255	309,390,243	291,360,657
Sub-total of cash outflows	4,328,903,655	3,705,400,021	3,955,852,138	3,431,399,202
NET CASH FLOW FROM OPERATING ACTIVITIES	1,426,478,966	1,097,375,867	1,287,947,358	943,739,534

2. CASH FLOW FROM INVESTING ACTIVITIES
Cash received from return on investments	—	—	372,559,711	—
Net cash received from investment income	—	—	70,109,228	—
Net cash received from disposal of fixed assets and other long-term assets	2,385,182	694,499	2,385,182	694,499
decrease in restricted cash	—	—	—	—
Sub-total of cash inflows	2,385,182	694,499	445,054,121	694,499
Cash paid to acquire fixed assets and other long-term assets	395,616,471	270,194,437	45,917,725	18,851,507
Cash paid to acquire investments	—	—	220,000,000	81,966,200
Sub-total of cash outflows	395,616,471	270,194,437	265,917,725	100,817,707
NET CASH FLOW FROM INVESTING ACTIVITIES	-393,231,289	-269,499,938	179,136,396	-100,123,208

3. CASH FLOW FROM FINANCING ACTIVITIES
Cash received from equity investment	—	—	—	—
Cash received from bank borrowings	481,796,417	—	—	—
Sub-total of cash inflows	481,796,417	—	—	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	—	—	—	—
Sub-total of cash outflows	—	—	—	—
NET CASH FLOW FROM FINANCING ACTIVITIES	481,796,417	—	—	—

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH	—	—	—	—

5. NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,515,044,094	827,875,929	1,467,083,754	843,616,326
Add: Cash and cash equivalent, opening	5,779,552,295	5,910,475,432	5,635,285,807	5,599,896,104
Cash and cash equivalents, ending	7,294,596,389	6,738,351,361	7,102,369,561	6,443,512,430

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310